SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

On 20 December 2011 BP p.l.c. was advised by Equiniti that on 19 December 2011 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.257 per share, through the BP Scrip Dividend Programme.

		Ordinary shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	57
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	40
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	309

BP p.l.c. was advised on 20 December 2011 by Fidelity Stock Plan Services LLC, that on 19 December 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$44.245 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	267.609	324.121	405.598	120.026
Mr R. Fryar	236.620	307.089	418.740	N/A
Mr A. Hopwood	151.080	292.385	418.740	N/A
Mr H. L. McKay	567.493	380.894	761.298	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 December 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary